November 10 , 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood

Erin Purnell

Re:	Globis Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted October 1, 2020
CIK No. 1823383

Ladies and Gentlemen:

This letter is submitted on behalf of Globis Acquisition Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 28, 2020 regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on October 1, 2020 (the “Registration Statement”). For ease of reference, the comments in the Staff’s letter are reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted October 1, 2020

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the

sole and exclusive forum, page 29

1.	We note your exclusive forum provision in Article XI of your Certificate of Incorporation. Please revise here and page 72 to disclose that unless you consent in writing to the selection of an alternative forum, the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 29 and 72 of the Registration Statement.

Management

Directors and Executive Officers, page 59

2.	Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 59 and 60 of the Registration Statement.

* * *

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.

cc:	Paul Packer, Chief Executive Officer, Globis Acquisition Corp.
Rick Werner, Esq., Haynes and Boone LLP